                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of March, 2001


                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                         Surrey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Enclosed is a copy of (i) a press release of Cenargo
International plc (the "Company") issued on March 13, 2001 relating to the Company's first quarter results and (ii) the Company's quarterly report for the period ended December 31, 2000 containing a Management's Discussion and Analysis of Financial
Condition and Results of Operation.

                    CENARGO INTERNATIONAL PLC
                      FIRST QUARTER RESULTS



Cenargo International plc (the 'Company') today announced a first quarter EBITDA of 3.0 million pound sterling on revenues of 30 million pound sterling, compared to an EBITDA of 5.0 million pound sterling on revenues of 25.8 million pound sterling in the corresponding period in the previous year.

Review of Business

                        Shipowning   Irish Sea             Logistics
                      and Chartering  Ferries  Ferrimaroc  and Other    Total

000s pound sterling
Three months to
  December 31, 2000
Revenue                     3,867       18,639       1,604     5,901    30,011
EBITDA                        707        2,262       (343)       369     2,995
Tangible assets             4,059       82,349      10,833     5,931   103,172
Capital expenditures            -            -           -         -         -

Three Months to
  December 31, 1999
Revenue                                 20,782       1,189     3,837    25,808
EBITDA                      (874)        6,009       (334)       176     4,977
Tangible assets             7,374      122,773      10,468     5,461   146,076
Capital expenditures            -        5,368           -     4,025     9,393

Irish Sea

All the Company's four services on the Irish Sea performed strongly during October and November 2000 with the normal fall off in volumes in December for Christmas and New Year. The period was adversely affected by very heavy gales particularly during November which adversely affected the reliability of the two Heysham RoRo services. The two Liverpool RoPax services performed very reliably mainly due to the greater size and power of the vessels concerned.

The ETU's (equivalent trailer units) carried during the quarter were as follows:

         LIVERPOOL - BELFAST           31,765
         LIVERPOOL - DUBLIN            28,374
         HEYSHAM - BELFAST             31,265
         HEYSHAM - DUBLIN              16,198

Work has now started on the Liverpool river berth and we expect the first of the two heads to be completed by end 2001 and the second head by end Quarter 1, 2002.

The Company has introduced rate increases across all its
customers. Generally speaking these have been accepted without
too much loss of business.   We expect the overall increase to be
approximately 3% which should improve results from March 2001 onwards.

The Company continues to rationalise costs in its Irish Services following the acquisition of Norse Irish Ferries. Annualised overhead savings of approximately 0.5 million pound sterling have already been achieved. The two vessels chartered in on the Liverpool - Belfast services were purchased on March 9, 2001 (see below). Substantial savings will result.

Logistics

The logistics' division results continue to improve. Further significant business has been won and will lead to improving results.

Ferrimaroc

Ferrimaroc, the passenger, car and freight service operated by the Company between Southern Spain and Eastern Morocco, has had a better quarter than last year post the summer. The competitors' pool has not been able to mount a credible service since the end of the summer season. As a result, the Company's losses have been significantly less than budgeted. Market share in January 2001 was over 53% Southbound and over 71% Northbound. Discussions continue with the competitors' pool.

Shipowning and Chartering

EBITDA of 0.7 million pound sterling includes 1.0 million pound sterling from the chartering out of vessels, less Head Office costs of 0.3 million pound sterling.

Purchase of Vessels

At the time of the purchase of Norse Irish Ferries Ltd ("NIF") the Company operated two RoPax vessels built in 1997 on timecharter. Following lengthy negotiations the shipyard has agreed to sell the vessels to Cenargo for $62.75 million. The purchase was completed March 9, 2001. Bank financing was arranged in Sterling and Euros. The financing is repayable over seven years down to a balloon of approximates 50% of the bank financing which totalled $58.45 million. Interest is 1.85% over LIBOR (Sterling) or EURIBOR (Euros).

Cash and Cash Equivalents

The Company's cash at December 31, 1999 was 8.5 million pound sterling. This is after taking into account the interest payment to bondholders in December 2000.

Forward Looking Statements

This release contains forward looking statements (as defined in
Section 21E of the Securities Act 1934, as amended) which reflect management's current view with respect to certain future events and performances, including statements relating to Irish Sea freight and passenger ferry volumes and rates, logistics and
cash.   The following factors are among those that could cause
actual results to differ materially from forward looking statements which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and the Republic of Ireland, Spain and Morocco, changes in the ability to provide a regular scheduled service on the Irish Sea and the Company's Mediterranean service.

The Company does not intend to hold a conference call in relation to the Quarter 1 results. The Company will be glad to answer bondholders' questions on the above results. Please call Paul Gregory on 011-44-1483-241000 or email pgregory@cenargo.com.

           Unaudited Consolidated Statements of Income

           Three Months Ended December 31, 2000, 1999
                (Expressed in 000 pound sterling)

                                                       2000            1999

Operating revenues
Charterhire income                                    3,867               -
Ferry service income                                 20,243          21,971
Logistics and other income                            5,901           3,837
                                           ---------------- ---------------
                                                     30,011          25,808
                                           ---------------- ---------------
Operating expenses
Vessel and other operating costs                     25,124          17,981
Depreciation                                          1,927           1,692
Amortisation of drydocking                              563             342
Goodwill amortisation                                   303             278
General and administrative exps                       1,929           2,337
Foreign exchange (gain) loss                            (35)            596
                                           ---------------- ---------------
                                                     29,811          23,226
                                           ---------------- ---------------

Operating income                                       200            2,583

Other income (expense)
Interest income                                         190             164
Interest expense                                     (3,088)          3,123)
Breakage costs on termination of capital leases           -            (760)
Gain on disposal of assets                                2              82
                                           ---------------- ---------------
                                                      2,896          (3,637)
                                           ---------------- ---------------

Income (loss) before income taxes                    (2,696)         (1,054)
Income taxes                                            950             277
Minority Interests                                        -             (12)

Net income (loss)                                    (1,746)           (789)
                                           ---------------- ---------------

Additional financial information
EBITDA                                                2,995           4,977
EBITDA to interest expense, net
  (excluding finance lease breakage costs)             1.0x            1.7x

                    Unaudited Consolidated Balance Sheets
                        As of December 31, 2000, 1999
                      (Expressed in 000 pound sterling)

                                                       2000            1999
Assets
Current assets
Cash and cash equivalents                             5,397           4,460
Cash held in escrow and blocked deposits              3,124             365
Trade accounts receivable                            20,560          18,749
Other receivables                                     2,145           1,487
Due from joint ventures                                   7              82
Inventories                                           1,090           1,150
Prepaid expenses and accrued income                   3,445           3,766
                                           ---------------- ---------------
                                                     35,768          30,059

Land and buildings                                   11,891          11,605
Vessels and equipment                                91,281          88,552
Vessels under construction                                -          44,199
Loans to joint ventures                               2,487           2,533
Other investments                                       352             351
Goodwill, net                                        20,403          19,193
Deferred charges, net                                 6,991           5,068
Pension fund debtor                                   3,467           3,341
                                           ---------------- ---------------
Total assets                                        172,640         204,901
                                           ---------------- ---------------
Liabilities and shareholders' equity
Current liabilities
Current maturities of long-term debt                    836             985
Capital lease obligations                               257             368
Trade accounts payable                               11,370           6,051
Accrued expenses                                      4,277           2,992
Accrued interest - ship mortgage notes                  507             441
Other creditors                                       2,063           2,918
                                           ---------------- ---------------
                                                     19,310          13,755
                                           ---------------- ---------------
Long-term liabilities
Long-term debt                                        2,867          45,863
Ship mortgage notes                                 115,645         107,146
Capital lease obligations                             1,292           1,968
Other creditors                                         204           1,236
Deferred taxation                                     9,749           7,849
                                           ---------------- ---------------
Total liabilities                                   149,067         177,817
                                           ---------------- ---------------

Shareholders' equity
Share capital                                            12              12
Accumulated other comprehensive income:
  cumulative translation adjustment                  (2,820)            114
Retained earnings                                    26,381          26,958
                                           ---------------- ---------------
Total shareholders' equity                           23,573          27,084
                                           ---------------- ---------------

Total liabilities and shareholders' equity          172,640         204,901
                                           ---------------- ---------------

               Unaudited Consolidated Statements of Cash Flows

                 Three Months Ended December 31, 2000, 1999
                      (Expressed in 000 pound sterling)

                                                       2000            1999
Operating Activities
Net income (loss)                                    (1,746)           (806)
Amortisation of drydocking and deferred charges         777             482
Amortisation of ship mortgage notes discount             47              43
Depreciation                                          1,666           1,728
(Gain) loss on disposition of fixed assets               (2)            (83)
Foreign exchange (gain) loss                           (401)           (243)
Goodwill amortisation                                   303             284
(Increase) decrease in pension debtor                     -             (34)
(Increase) decrease in trade debtors                   (988)            (63)
(Increase) decrease in other debtors                 (4,165)          2,029
(Increase) decrease in stock                            (63)            (36)
(Increase) decrease in prepayments
  and accrued income                                  3,561          (3,273)
Increase (decrease) in trade creditors                5,204              99
Increase (decrease) in other creditors               (2,886)            326
Increase (decrease) in accrued expenses              (1,778)         (5,032)
Increase (decrease) in deferred tax liability          (950)           (282)

                                           ---------------- ---------------
Net cash (used) in operating activities              (1,421)        ( 4,861)
                                           ---------------- ---------------

Investing activities
Additions to vessels and equipment                        -            (257)
Additions to vessels under construction                   -          (5,368)
Additions to land and buildings                           -          (3,767)
Purchase of subsidiary companies,
  net of cash acquired                                    -         (21,807)
Proceeds from sale of capital assets                      2              83

                                           ---------------- ---------------
                                                          2         (31,116)
                                           ---------------- ---------------

Financing activities
Proceeds from long-term debt                              -           5,368
Repayment of long-term debt                               -             (46)
Due to joint ventures                                  372              283
Repayments of capital leases                           (469)         (8,159)
Deferred charges paid                                     -            (115)

                                           ---------------- ---------------
                                                        (97)         (2,669)
                                           ---------------- ---------------

Net increase (decrease) in cash
  and cash equivalents                               (1,516)        (38,645)
Cash and cash equivalents at beginning of period     10,037          43,528
                                           ---------------- ---------------
Cash and cash equivalents at end of period            8,521           4,882
                                           ---------------- ---------------

                    CENARGO INTERNATIONAL PLC
                        QUARTERLY REPORT
                        DECEMBER 31, 2000

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Cenargo, an English company, is a diversified international transportation group specialising in European freight and passenger ferry services, international ship owning and chartering, the movement of surface and airfreight and the management of freight logistics.

RESULTS OF OPERATIONS

Three months ended December 31, 2000 compared to three months ended December 31, 1999.

Operating Revenues

Operating revenues increased in the first quarter ended December 31, 2000 (the '2000 quarter') by 4.2 million pound sterling to 30 million pound sterling compared to 25.8 million pound sterling in the first quarter ended December 31, 1999 (the '1999 quarter'). Increase comprises a 3.9 million pound sterling increase in charter hire revenues, a 1.7 million pound sterling decrease in ferry service revenues and a 2.0 million pound sterling increase in logistics and other revenues. The decrease in ferry service revenues was mainly due to the inclusion of 2.8 million pound sterling compensation from the Spanish Government in the 1999 period. Increase in charter hire revenue represents hire on two RoPax vessels delivered in fiscal 2000 now chartered out. The increase in logistics and other revenue was mainly due to the increased volumes particularly from the Eaglescliffe site.

Operating Expenses

Vessel and other operating costs increased in the 2000 quarter by
7.1 million pound sterling to 25.1 million pound sterling compared to 18.0 million pound sterling in the 1999 quarter, as the result of the inclusion of the operating costs of RoPax 3 and 4 delivered Quarter 2 and 4 of fiscal 2000, and increased volumes in the Logistics', Irish Sea businesses and Ferrimaroc.

Depreciation for the 2000 quarter has increased by 0.2 million pound sterling to 1.9 million pound sterling compared to 1.7 million pound sterling in the 1999 quarter. This is principally due to initial equipment on RoPax 3 and 4 delivered in fiscal 2000 and extra equipment in the Logistics businesses. Amortisation of drydocking for the 2000 quarter increased by 0.2 million pound sterling to 0.5 million pound sterling from 0.3 million pound sterling in the 1999 quarter representing increased amortisation of drydocking on the company's fleet.

General administrative expenses for the 2000 quarter decreased by
0.4 million pound sterling to 1.9 million pound sterling compared to 2.3 million pound sterling in the 1999 quarter primarily due to the benefits of cost rationalisation by the Company.

Foreign exchange loss for the 2000 quarter has decreased by 0.6 million pound sterling compared to a loss of 0.6 million pound sterling in the 1999 quarter mainly as a result of reporting in Sterling.

Primarily as a result of these developments the total operating expenses increased by 6.6 million pound sterling to 29.8 million pound sterling for the 2000 quarter compared to $23.2 million for the 1999 quarter.

Net Operating Income

As a result of the foregoing factors, net operating income decreased by 2.4 million pound sterling to 0.2 million pound sterling for the 2000 quarter compared to 2.6 million pound sterling for the 1999 quarter.

Other Income/Expenses

Interest income was 0.2 million pound sterling for the 2000 and 1999 quarter.

Interest expense for the 2000 and 1999 quarter was 3.1 million pound sterling. The breakage costs on termination of capital leases in the 1999 quarter relates to the termination of capital leases for the vessels River Lune and Saga Moon which were purchased by the Company in October 1999 from escrowed funds.

Net Income (loss)

As a result of the foregoing of net income decreased by 1.7 million pound sterling to a net loss of 2.7 million pound sterling for the 2000 quarter compared to net loss of 1.0 million pound sterling for the 1999 quarter. EBITDA generated was 3.0 million pound sterling for the 2000 quarter compared to 5.0 million pound sterling for the 1999 quarter.

LIQUIDITY AND CAPITAL RESOURCES

Total shareholders equity at December 31, 2000 was 23.6 million pound sterling compared to 27.4 million pound sterling at December 31, 1999. The decrease of 3.8 million pound sterling is represented by a net loss for the twelve months of 1.0 million pound sterling and a cumulative translation adjustment of 2.8 million pound sterling on translation of sterling based subsidiary companies, mainly in the period to 30 September 2000 when the Company was reporting in US dollars. From 1 October 2000 the Company will be reporting in Sterling which is the principal functional currency of the Company.

Long term debt at December 31, 1999 consists of $172.7 million of 9% First Priority Ship Mortgage Notes. Sterling equivalent 115.6 million pound sterling.

At December 31, 2000 the Company had cash and cash equivalents of
8.5 million pound sterling compared with 4.9 million pound sterling at December 31, 1999. Of the 8.5 million pound sterling at December 31, 2000 3.1 million pound sterling is held in escrow mainly as collateral in connection with the operating lease for RoPax 4 ("Midnight Merchant"). The Company's free cash at December 31, 2000 of 5.4 million pound sterling was after taking into account the semi-annual interest payment on the Notes of $8.5 million in December 2000.

SEGMENT ANALYSIS

Irish Sea

All the Company's four services on the Irish Sea performed strongly during October and November 2000 with the normal fall off in volumes in December for Christmas and New Year. The period was adversely affected by very heavy gales particularly during November which adversely affected the reliability of the two Heysham RoRo services. The two Liverpool RoPax services performed very reliably mainly due to the greater size and power of the vessels concerned.

The ETU's (equivalent trailer units) carried during the quarter were as follows:

LIVERPOOL - BELFAST     31,765
LIVERPOOL - DUBLIN      28,374
HEYSHAM - BELFAST       31,265
HEYSHAM - DUBLIN        16,198

Work has now started on the Liverpool river berth and we expect the first of the two heads to be completed by end 2001 and the second head by end Quarter 1, 2002.

The Company has introduced rate increases across all its
customers. Generally speaking these have been accepted without
too much loss of business.   We expect the overall increase to be
approximately 3% which should improve results from March 2001 onwards.

The Company continues to rationalise costs in its Irish Services following the acquisition of Norse Irish Ferries. Annualised overhead savings of approximately 0.5 million pound sterling have already been achieved. The two vessels chartered in on the Liverpool - Belfast services were purchased on March 9, 2001 (see below). Substantial savings will result.

Logistics

The logistics' division results continue to improve. Further significant business has been won and will lead to improving results.

Ferrimaroc

Ferrimaroc, the passenger, car and freight service operated by the Company between Southern Spain and Eastern Morocco, has had a better quarter post the summer. The competitors' pool has not been able to mount a credible service since the end of the summer season. As a result, the Company's losses have been significantly less than budgeted. Market share in January 2001 was over 53% Southbound and over 71% Northbound. Discussions continue with the competitors' pool.

Shipowning and Chartering

EBITDA of 0.7 million pound sterling includes 1.0 million pound sterling from the chartering out of vessels, less Head Office costs of 0.3 million pound sterling.

PURCHASE OF VISENTINI VESSELS

At the time of the acquisition of Norse Irish Ferries Limited ("NIF") in October 1999, NIF's operations were based on two 1997 build RoPax vessels which were chartered in. Following lengthy negotiations the two vessels are now to be purchased by the Company for $62.75 million. Bank finance of $58.45 million has been concluded. The loan is repayable in equal semi annual instalments over 7 years down to a balloon of $30.0. The finance is mainly secured by a first mortgage on the vessels. Interest is at 1.85% over LIBOR for the Sterling part of the finance and 1.85% over EURIBOR for the Euro part of the finance. Annual savings of $6-7 million per annum compared to present charter in costs will result

EUROPEAN MONETARY UNION - EURO

On January 1 1999, eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in participating countries for a transition period between January

1, 1999 and January 1, 2002. During the transition period, non-cash payments can be made in the Euro and parties can elect to pay for goods and services and transact business using either Euro or a legacy currency. Between January 1, 2002 and July 1, 2002 the participating countries will introduce Euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

Although the United Kingdom is currently not participating in the Euro the Company's businesses trade extensively within the Euro
Zone. The Company will continue to evaluate all pricing, currency risk, accounting, tax, governmental, legal and regulatory issues as guidance becomes available. Based on current information the Company does not expect that Euro conversion will have a material adverse affect on its business or financial condition.

FORWARD LOOKING STATEMENTS

This release contains forward looking statements (as defined in Section 21E of the Securities Act 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements relating to multi purpose vessel charters and Irish sea freight ferry volumes and rates, logistics and cash. The following factors are among those that could cause actual results to differ materially from the forward looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and Eire, Spain and Morocco, changes in the level of competition in the Irish Sea and Mediterranean, changes in the ability to provide a regular scheduled service on the Irish sea and the company's Mediterranean service.

                    CENARGO INTERNATIONAL PLC

           Unaudited Consolidated Statements of Income

           Three Months Ended December 31, 2000, 1999
                (Expressed in 000 pound sterling)

                                                       2000            1999

Operating revenues
Charterhire income                                    3,867               -
Ferry service income                                 20,243          21,971
Logistics and other income                            5,901           3,837
                                              ______________  _____________
                                                     30,011          25,808
                                              ______________  _____________
Operating expenses
Vessel and other operating costs                     25,124          17,981
Depreciation                                          1,927           1,692
Amortisation of drydocking                              563             342
Goodwill amortisation                                   303             278
General and administrative exps                       1,929           2,337
Foreign exchange (gain) loss                            (35)            596
                                              ______________  _____________
                                                     29,811          23,226
                                              ______________  _____________

Operating income                                        200           2,583

Other income (expense)
Interest income                                         190             164
Interest expense                                     (3,088)         (3,123)
Breakage costs on termination of capital
  leases                                                  -            (760)
Gain on disposal of assets                                2              82
                                              ______________  _____________
                                                      2,896          (3,637)
                                              ______________  _____________


Income (loss) before income taxes                    (2,696)         (1,054)
Income taxes                                            950             277
Minority Interests                                        -             (12)
                                              ______________  _____________
Net income (loss)                                    (1,746)           (789)
                                              ______________  _____________

Additional financial information
EBITDA                                                2,995           4,977
EBITDA to interest expense, net (excluding
  finance lease breakage costs)                        1.0x            1.7x

                    Unaudited Consolidated Balance Sheets
                        As of December 31, 2000, 1999
                      (Expressed in 000 pound sterling)

                                                       2000            1999
Assets
Current assets
Cash and cash equivalents                             5,397           4,460
Cash held in escrow and blocked deposits              3,124             365
Trade accounts receivable                            20,560          18,749
Other receivables                                     2,145           1,487
Due from joint ventures                                   7              82
Inventories                                           1,090           1,150
Prepaid expenses and accrued income                   3,445           3,766
                                              ______________  _____________
                                                     35,768          30,059

Land and buildings                                   11,891          11,605
Vessels and equipment                                91,281          88,552
Vessels under construction                                -          44,199
Loans to joint ventures                               2,487           2,533
Other investments                                       352             351
Goodwill, net                                        20,403          19,193
Deferred charges, net                                 6,991           5,068
Pension fund debtor                                   3,467           3,341
                                              ______________  _____________
Total assets                                        172,640         204,901
                                              ______________  _____________
Liabilities and shareholders' equity
Current liabilities
Current maturities of long-term debt                    836             985
Capital lease obligations                               257             368
Trade accounts payable                               11,370           6,051
Accrued expenses                                      4,277           2,992
Accrued interest - ship mortgage notes                  507             441
Other creditors                                       2,063           2,918
                                              ______________  _____________
                                                     19,310          13,755
                                              ______________  _____________
Long-term liabilities
Long-term debt                                        2,867          45,863
Ship mortgage notes                                 115,645         107,146
Capital lease obligations                             1,292           1,968
Other creditors                                         204           1,236
Deferred taxation                                     9,749           7,849
                                              ______________  _____________
Total liabilities                                   149,067         177,817
                                              ______________  _____________

Shareholders' equity
Share capital                                            12              12
Accumulated other comprehensive income:
  cumulative translation adjustment                  (2,820)            114
Retained earnings                                    26,381          26,958
                                              ______________  _____________
Total shareholders' equity                           23,573          27,084
                                              ______________  _____________

Total liabilities and shareholders' equity          172,640         204,901
                                              ______________  _____________

               Unaudited Consolidated Statements of Cash Flows

                 Three Months Ended December 31, 2000, 1999
                      (Expressed in 000 pound sterling)

                                                       2000            1999
Operating Activities
Net income (loss)                                    (1,746)           (806)
Amortisation of drydocking and deferred
  charges                                               777             482
Amortisation of ship mortgage notes discount             47              43
Depreciation                                          1,666           1,728
(Gain) loss on disposition of fixed assets               (2)            (83)
Foreign exchange (gain) loss                           (401)           (243)
Goodwill amortisation                                   303             284
(Increase) decrease in pension debtor                     -             (34)
(Increase) decrease in trade debtors                   (988)            (63)
(Increase) decrease in other debtors                 (4,165)          2,029
(Increase) decrease in stock                            (63)            (36)
(Increase) decrease in prepayments and accrued
  income                                              3,561          (3,273)
Increase (decrease) in trade creditors              5,204                99
Increase (decrease) in other creditors               (2,886)            326
Increase (decrease) in accrued expenses              (1,778)         (5,032)
Increase (decrease) in deferred tax liability          (950)           (282)
                                              ______________  _____________
Net cash (used) in operating activities              (1,421)        ( 4,861)
                                              ______________  _____________

Investing activities
Additions to vessels and equipment                        -            (257)
Additions to vessels under construction                   -          (5,368)
Additions to land and buildings                           -          (3,767)
Purchase of subsidiary companies, net of cash
  acquired                                                -         (21,807)
Proceeds from sale of capital assets                     2               83
                                              ______________  _____________
                                                          2         (31,116)
                                              ______________  _____________

Financing activities
Proceeds from long-term debt                              -           5,368
Repayment of long-term debt                               -             (46)
Due to joint ventures                                  372              283
Repayments of capital leases                           (469)         (8,159)
Deferred charges paid                                     -            (115)
                                              ______________  _____________
                                                        (97)         (2,669)
                                              ______________  _____________

Net increase (decrease) in cash and cash
  equivalents                                        (1,516)        (38,645)
Cash and cash equivalents at beginning of
  period                                             10,037          43,528
                                              ______________  _____________
Cash and cash equivalents at end of period            8,521           4,882
                                              ______________  _____________

      Notes to Unaudited Consolidated Financial Statements

                     December 31, 2000, 1999


1.  Interim accounting policy

    In the opinion of management of Cenargo International Plc (the "Company") the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the U.S. the financial position of the Company and the results of operations and cash flows for the three months ended December 31, 2000 and 1999. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the three months ended December 31, 2000 and 1999 are not necessarily indicative of what operating results may be for the full year.

2.  Changes in shareholder's equity

                                   Cumulative  Ordinary
                                  translation     share  Retained
                                   adjustment   capital  earnings
                                  ___________ _________ _________

    Balance at September 30, 1999         260        12    27,747

    Net income (loss)                   (146)         -     (789)
                                    _________ _________ _________
    Balance at December 31, 1999          114        12    26,958
                                    ========= ========= =========
b

    Balance at September 30, 2000     (2,643)        12    28,127

    Net income (loss)                   (177)         -   (1,746)
                                    _________ _________ _________

    Balance at December 31, 2000      (2,820)        12    26,381
                                    ========= ========= =========

3.  Contingent liabilities and assets

    (a) The company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the company is subject to calls payable to the associations based on the company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

    (b) The Company has entered a claim for damaged in the amount of Spanish Pesetas 3,800,000 against Ministeria de Comunicaciones, Transportes y Medio Ambiente now Ministreria De Fomento relating to the company being prevented from operating a ferry service between Spain and Morocco. The Company continues to pursue the case. The Company under an agreement with the Spanish Government has received two billion pesetas on delivery of RoPax three and four as partial settlement of the claim.

4.  Segment Information

    The Company has adopted FASB Statement No. 131, "Disclosures about Segments of Business Enterprise and Related Information". The Company is managed in four operating segments: International Ship owning and Operating, Irish Sea Ferries, Ferrimaroc and Logistics and Other Activities. The International Shipowning and Operating segment includes certain central overhead costs, central financing costs and other general corporate income and expenditure.

    The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortisation of dry-docking and special survey costs, amortisation of goodwill, gain or loss from joint ventures and minority interest.

    Certain financial information is presented below: amounts are in thousands of Pound Sterling

                          International
                            Shipowning  Irish Sea            Logistics
                         and Chartering   Ferries Ferrimaroc and Other   Total
                         ______________ _________ __________ _________   _____

    Three Months to December 31, 2000
    Revenue                       3,867    18,639      1,604     5,901  30,011
    EBITDA                          707     2,262      (343)       369   2,995
    Tangible assets               4,059    82,349     10,833     5,931 103,772
    Capital expenditures              -         -          -         -       -

    Three months to December 31, 1999
    Revenue                           -    20,782      1,189     3,837  25,808
    EBITDA                        (874)     6,009      (334)       176   4,977
    Tangible assets               7,374   122,773     10,468     5,461 146,076
    Capital expenditures              -     5,368          -     4,025   9,393


    EBITDA for all reportable segments differs from consolidated income (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of US Dollars:

                                   Three months Ended December 31
                                              2000        1999

    EBITDA                                   2,995       4,977
    Reconciling items:
    Depreciation                           (1,927)     (1,692)
    Amortisation of goodwill                 (563)       (278)
    Amortisation of drydocking               (303)       (342)
    Net interest expense                   (2,898)     (3,719)
                                       ___________ ___________
    (Loss) income before income taxes      (2,696)     (1,054)
                                       ___________ ___________

                 FLEET LIST AT DECEMBER 31, 2000

                                      Year
Vessel Name           Vessel Type     Capacity            Built Flag


MERCHANT BRAVERY   C  RoRo            40 cars             1978  Bahamas
                                      100 trailer units

MERCHANT BRILLIANT C  RoRo            40 cars             1979  Bahamas
                                      100 trailer units

MERCHANT VENTURE   C  RoRo            55 trailer units    1979  British (Isle
                                                                of Man)

RIVER LUNE         C  RoRo            49 cars             1983  Bahamas
                                      93 trailer units

SAGA MOON          C  RoRo            50 cars             1984  British
                                      72 trailer units          (Gibraltar)

SPHEROID              RoRo            53 trailer units    1971  British (Isle
                                                                of Man)

MISTRAL            C  Passenger/Car   2,386 passengers    1981  Bahamas
                      Ferry           700 cars

SCIROCCO           C  Passenger/Car   1,315 passengers    1974  Bahamas
                      Ferry           296 cars
                                      30 trailer units

DAWN MERCHANT      C  RoPax           250 passengers      1998  British (Isle
                                      136 trailer units          of Man)

BRAVE MERCHANT     C  RoPax           250 passengers      1999  British (Isle
                                      136 trailer units          of Man)

NORTHERN MERCHANT*    RoPax           250 passengers      2000  British
                                      136 trailer units

MIDNIGHT MERCHANT*    RoPax           250 passengers      2000  Bahamas
                                      136 trailer units

LAGAN VIKING**        RoPax           330 passengers      1997  Italian
                                      180 trailer units

MERSEY VIKING**    RoPax              330 passengers      1997  Italian
                                      180 trailer units

C    Collateral vessel securing 9% Ship Mortgage Notes
*    Operated under an operating lease.
**  Operated under  time charters expiring in September 2001 and January 2002



                          CENARGO INTERNATIONAL PLC

                                 HEAD OFFICE
                  Puttenham Priory Puttenham Surrey GU3 1AR
           Telephone + 44 1483 241000  Facsimile + 44 1483 241010

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  CENARGO INTERNATIONAL PLC
                                  (registrant)




Dated:  March 23, 2001            By:  /s/  Michael Hendry
                                       ___________________
                                       Michael Hendry
                                       Chairman


































                               17
02442005.AB6